SKYSTAR BIO-PHARMACEUTICAL COMPANY
Room 10601, Jiezuo Plaza, No. 4
Fenghui Road South, Gaoxin District
Xian Province, People’s Republic of China

September 24, 2007

Filed as Correspondence via EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:	Skystar Bio-Pharmaceutical Company
Registration Statement - Form SB-2 (Registration No. 333-143449)

Ladies and Gentlemen:

Skystar Bio-Pharmaceutical Company (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form SB-2 to become effective on September 25, 2007 at 9:00 a.m. Washington, D.C. time.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SKYSTAR BIO-PHARMACEUTICAL COMPANY

By:	/s/ Scott Cramer
Scott Cramer
Director